UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13D/A-3


                    Under the Securities Exchange Act of 1934


                                AXIA GROUP, INC.

                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   05459Q 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Richard Surber
                          268 West 400 South, Suite 300
                            Salt Lake City, UT 84101
                                 (801) 575-8073
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                January 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D
CUSIP No.   05459Q 10 7                                       Page 1 of 15 Pages
--------------------------------------------------------------------------------

1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         World Alliance Consulting, Inc., fka A-Z Professional Consultants, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP    (A)  (  )
                                                                       (B)  (X )
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------

4)       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E). [ ]
--------------------------------------------------------------------------------

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Incorporated in Utah
--------------------------------------------------------------------------------
                           7)       SOLE VOTING POWER                     34,000
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER                    - 0 -
OWNED BY
EACH
REPORTING                  -----------------------------------------------------
PERSON WITH                9)       SOLE DISPOSITIVE POWER                34,000

                           -----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER               - 0 -

--------------------------------------------------------------------------------

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         World Alliance Consulting, Inc., fka A-Z Professional
         Consultants, Inc.                                              - 34,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.1 %
 -------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------
                                        1

                                  SCHEDULE 13D
CUSIP No.   05459Q 10 7                                       Page 2 of 15 Pages

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         A-Z Oil, L.L.C.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  (   )
                                                                      (B)  ( X )
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E). [ ]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the State of Utah.

                           7)       SOLE VOTING POWER                     - 0 -
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER                   - 0 -
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER                - 0 -
PERSON WITH
                           -----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER              - 0 -

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0 - -A-Z Oil, L.L.C.
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON                    OO

                                  SCHEDULE 13D
CUSIP No.   05459Q 10 7                                       Page 3 of 15 Pages

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Alexander W. Senkovski Irrevocable Trust
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP     (A) (  )
                                                                        (B) ( X)
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E). [ ]

------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Trust organized under the laws of the State of Utah.

                           7)       SOLE VOTING POWER                   - 0 -
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER                - 3,879 -
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER              - 0 -
PERSON WITH
                           -----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER           - 3,879 -

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,879 - Alexander W. Senkovski Irrevocable Trust, shared w/
        Alexander Senkovski LLC
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         OO

                                  SCHEDULE 13D
CUSIP No.   05459Q 10 7                                       Page 4 of 15 Pages

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Alexander Senkovski LLC
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP    (A)  (  )
                                                                       (B)  (X )
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E). [ ]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         LLC organized under the laws of the State of Utah.

                           7)       SOLE VOTING POWER                      - 0 -
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER                    3,879
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER                 - 0 -
PERSON WITH
                           -----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER               3,879

--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,879-Alexander Senkovski LLC, shared with Alexander W.
         Senkovski Irrevocable Trust
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         OO

                                  SCHEDULE 13D
CUSIP No.   05459Q 10 7                                       Page 5 of 15 Pages

--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         A-Z Professional Consultants, Inc. Retirement Trust
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  (   )
                                                                      (B)  ( X )
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E). [ ]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Trust organized under the laws of the State of Utah.

                           7)       SOLE VOTING POWER                  - 0 -
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER                - 0 -
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER             - 0 -
PERSON WITH
                           -----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER           - 0 -

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         - 0 - -A-Z Professional Consultants, Inc. Retirement Trust
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0 %
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         OO

                                  SCHEDULE 13D
CUSIP No.   05459Q 10 7                                       Page 6 of 15 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         BonnieJean C. Tippetts
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  (   )
                                                                      (B)  ( X )
         Ms. Tippetts expressly disclaims beneficial ownership of shares held by the David Michael, LLC or the AZW Irrevocable Trust, both of which are controlled exclusively by David Michael Wolfson.
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E). [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Ms. Tippetts is an individual and a citizen of the State of Utah.

                           7)       SOLE VOTING POWER                - 0 -
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER              37,879
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER           - 0 -
PERSON WITH
                           -----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER         37,879
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         37,879-by BonnieJean C. Tippetts as trustee of trusts or officer of companies named herein.
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES ( X ) Ms. Tippetts expressly disclaims beneficial ownership of shares held by the David Michael, LLC or the AZW Irrevocable Trust, both of which are controlled exclusively by David Michael Wolfson.
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.3 %
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D
CUSIP No.   05459Q 10 7                                       Page 7 of 15 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen Z. Wolfson
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  (   )
                                                                      (B)  ( X )
         Mr. Wolfson expressly disclaims beneficial ownership of shares held by the David Michael, LLC or the AZW Irrevocable Trust, both of which are controlled exclusively by David Michael Wolfson.
--------------------------------------------------------------------------------
3)       SEC USE ONLY
--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(E). [ ]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Mr. Wolfson is an individual and a citizen of the State of Utah.

                           7)       SOLE VOTING POWER                    37,879
NUMBER OF
SHARES
                           -----------------------------------------------------
BENEFICIALLY               8)       SHARED VOTING POWER                  - 0 -
OWNED BY
EACH
                           -----------------------------------------------------
REPORTING                  9)       SOLE DISPOSITIVE POWER               37,879
PERSON WITH
                           -----------------------------------------------------
                           10)      SHARED DISPOSITIVE POWER             - 0 -

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         37,879-by Allen Z. Wolfson as control person of the trusts, corporation, and LLC reporting herein.
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES ( X ) Mr. Wolfson expressly disclaims beneficial ownership of shares held by the David Michael, LLC or the AZW Irrevocable Trust, both of which are controlled exclusively by David Michael Wolfson.
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.3 %
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN

Item 1.  Security and Issuer

This schedule relates to the common stock, par value $0.001 per share, of Axia Group, Inc. fka CyberAmerica Corporation (the "Common Stock"). Axia Group is a Nevada corporation with principal executive offices located at 268 West 400 South, Suite 300, Salt Lake City, UT 84101 (the "Issuer").

Item 2.  Identity and Background

(a) This statement is filed by World Alliance Consulting, Inc. fka A-Z Professional Consultants, Inc. ("World Alliance"); A-Z Oil, LLC ("Oil LLC"); the Alexander Senkovski LLC (the "Senkovski LLC"); the Alexander W. Senkovski Irrevocable Trust ("Senkovski Trust"); the A-Z Professional Consultants, Inc. Retirement Trust ("Retirement Trust"); BonnieJean C. Tippetts ("Tippetts"), and Allen Z. Wolfson ("Allen Wolfson").

(b) The principal address for World Alliance is 3809 South, West Temple Street, Suite 1-D, Salt Lake City, Utah 84115. The principal address for The Oil LLC is 3809 South, West Temple Street, Suite 1-D, Salt Lake City, Utah 84115. The principal address for the Senkovski LLC is 3809 South, West Temple Street, Suite 1-D, Salt Lake City, Utah 84115. The principal address for the Senkovski Trust is 3809 South, West Temple Street, Suite 1-D, Salt Lake City, Utah 84115. The principal address for the Retirement Trust is 3809 South, West Temple Street, Suite 1-D, Salt Lake City, Utah 84115. The principal address for Tippetts is 3809 South, West Temple Street, Suite 1-D, Salt Lake City, Utah 84115. The principal address for Allen Wolfson is 3809 South, West Temple Street, Suite 1-D, Salt Lake City, Utah 84115.

(c) World Alliance is a financial consulting firm. The Oil LLC is a gas and petroleum product supplier. The Senkovski LLC is an LLC whose sole member is the Senkovski Trust. The Senkovski Trust is a Utah irrevocable trust created for the benefit of Allen Wolfson's minor child. The Retirement Trust is a retirement trust. Tippetts is the sole officer and director of World Alliance, the Managing Director of The Oil LLC and Senkovski LLC, and the Trustee for the Senkovski Trust (sole member of the Senkovski LLC) and the Retirement Trust. Tippetts was also an employee of one of Axia Group's subsidiary companies, but her employment terminated effective September 15, 2000. Allen Wolfson is the sole owner of World Alliance and The Oil LLC, and the settlor of the Retirement Trust and the Senkovski Trust which owns the Senkovski LLC.

(d) World Alliance has not been convicted in a criminal proceeding during the last five years. The Oil LLC has not been convicted in a criminal proceeding during the last five years. The Senkovski LLC has not been convicted in a criminal proceeding during the last five years. The Senkovski Trust has not been convicted in a criminal proceeding during the last five years. The Retirement Trust has not been convicted in a criminal proceeding during the last five years. Tippetts has not been convicted in a criminal proceeding during the last five years. Allen Wolfson has not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, none of the 7 persons filing this statement (namely World Alliance, The Oil LLC, the Senkovski LLC, the Senkovski Trust, the Retirement Trust, Tippetts, and Allen Wolfson) have been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) World Alliance is a Utah corporation. The Oil LLC is a Utah limited liability company. The Senkovski LLC is a Utah limited liability company wholly owned by the Senkovski Trust. The Senkovski Trust is a Utah irrevocable trust established for the benefit of Allen Wolfson's minor child. The Retirement Trust is a Utah trust. Tippetts is an individual and a citizen of the State of Utah. Allen Wolfson is an individual and a citizen of the State of Utah.


Item 3.  Source and Amount of Funds or Other Consideration

         The 7 entities named in this Schedule 13D/A-3 (sometimes collectively referred to as the "A-Z Entities") originally acquired the Issuer's shares which triggered reporting on Schedule 13D through private transactions and broker-dealer market transactions effected from March 1995 through July 2000, described in greater detail in Section 5, below. The consideration paid for such shares was cash, forgiveness of debt, and services rendered to the Issuer.

         In its original filing of Schedule 13D, World Alliance reported that, on May 24, 1999, it purchased 76,196 shares of Axia Group, Inc. common stock for a total of $138,908.77 in cash.

         In its original filing of Schedule 13D, The Oil LLC reported that, between May 21, 1999 and June 2, 1999, it purchased 3,000 shares of Axia Group, Inc. common stock for a total of $4,031.25 in cash.

         In its original filing of Schedule 13D, the Senkovski Trust reported that between May 12 and May 25, 1999, it purchased 18,000 shares of Axia Group, Inc. common stock for a total of $25,203.13 in cash.

         The source of funds for these transactions came from working capital (in the case of World Alliance and The Oil LLC) and personal funds (in the case of the Retirement Trust and the Senkovski Trust which wholly owns the Senkovski
LLC). Tippetts acquired no direct beneficial ownership of such shares through these transactions, but has indirect-or shared-control over the shares by virtue of her position as President of World Alliance, Managing Director of The Oil LLC and Senkovski LLC, and Trustee of the Senkovski Trust and Retirement Trust. Hence, the source of funds for Ms. Tippetts' ownership derives from the funds of the other 4 entities reporting under this Schedule 13D/A-2. Allen Wolfson owns or controls World Alliance, The Oil LLC, the Senkovski LLC and the Retirement Trust; hence, the source of funds for his ownership came from those entities.

         Furthermore, in October, 2000, the A-Z entities (all of which are private entities not required to file audited financial statements) were informally auditing their records and performing an inventory of their files as a result of their recent move to new offices, and they discovered 4 old certificates for a total of 173,250 shares of Axia Group stock (as adjusted for a 10:1 reverse stock split effected in October 1997). 3 of these certificates were issued by Canton Industrial Corporation, a predecessor corporation which changed its name to CyberAmerica in late June 1996. These certificates were dated May 8, 1995, December 29, 1995, and June 4, 1996. The 4th certificate, issued by CyberAmerica Corporation, was dated May 27, 1997. All shares represented by these certificates were in the names of Allen Wolfson or A- Z Professional Consultants, Inc. The amount and source of consideration paid for these shares were debt forgiveness between these entities and the Issuer or else services which Mr. Wolfson and A-Z Professional

Consultants performed for the Issuer between 1995 and 1997. None of such shares were purchased with promissory notes or borrowed funds.


Item 4.  Purpose of Transaction

         Although the A-Z Entities have from time to time bought and sold the Issuer's stock, the A-Z Entities sold back to the Issuer on or about June 22, 2000 large blocks of stock (274,796 shares from World Alliance and 4,834 shares from the Retirement Trust) for the purpose of reducing the A-Z Entities' influence and control over the Issuer. The Issuer has publicly expressed its desire to separate itself from the A-Z Entities, and the repurchase of these large blocks of stock is hereby expressly stated to further the purpose of creating a larger and clearer degree of separation between the Issuer and the A-Z Entities. The discovery of additional share certificates in October 2000 does not change this purpose. The A-Z entities have been consolidating their holdings of Axia Group, Inc. stock since June of 2000 and reducing their ownership of Axia Group, Inc. ever since.

         The A-Z Entities' purpose today remains that of separating their interests and control away from Axia Group, Inc.

         The following discussion further elaborates on the purpose or purposes of acquiring the Issuer's securities and describes any plans or proposals resulting in material transactions with the Issuer.


World Alliance
--------------

World Alliance acquired its shares in private transactions with the Issuer dating back to 1995, as well as market transactions for investment purposes. World Alliance is a consulting company which is 100% owned by Allen Wolfson and of which Tippetts is the President. The company is in the business of providing financial and management consulting services to small companies. World Alliance owns 1.3% of the shares of Axia Group, Inc..

World Alliance has no current plans to purchase additional shares of Axia Group, Inc.. World Alliance may continue to dispose of its shares of Axia Group, Inc. in market transactions.

World Alliance has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. World Alliance does not plan to take an active part in the Issuer's corporate affairs.


The Oil LLC
-----------

The Oil LLC acquired its shares in market transactions for investment purposes. The Oil LLC is a gas and petroleum product supplier which is 100% owned by Allen Wolfson and of which Tippetts is the Managing Director. The Oil LLC owns no shares of Axia Group, Inc..

The Oil LLC has no current plans to purchase additional shares of Axia Group, Inc..

The Oil LLC has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. The Oil LLC does not plan to take an active part in the Issuer's corporate affairs.



The Senkovski LLC and Trust
---------------------------

The Senkovski LLC acquired its shares from the Senkovski Trust in private transactions. The Senkovski Trust acquired its shares in market transactions for investment purposes. The Senkovski LLC is an LLC wholly owned by an irrevocable trust of which Allen Wolfson is the settlor (for the benefit of his minor child) and of which Tippetts is the Trustee. The Senkovski LLC owns less than 1% of the shares of Axia Group, Inc..

The Senkovski LLC and Trust have no current plans to purchase additional shares of Axia Group, Inc., though they may continue to dispose of their shares of Axia Group, Inc. in market transactions.

The Senkovski LLC and Trust have no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. The Senkovski LLC and Trust do not plan to take an active part in the Issuer's corporate affairs.

The Retirement Trust
--------------------

The Retirement Trust acquired its shares in market transactions for investment purposes. The Retirement Trust is a trust which is 100% owned by Allen Wolfson and of which Tippetts is the Trustee. The Retirement Trust owns no shares of Axia Group, Inc..

The Retirement Trust has no current plans to purchase additional shares of Axia Group, Inc..

The Retirement Trust has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. The Retirement Trust does not plan to take an active part in the Issuer's corporate affairs.

BonnieJean C. Tippetts
----------------------

Ms. Tippetts has no current plans to purchase additional shares of Axia Group, Inc.. Ms. Tippetts may continue to dispose of her shares of Axia Group, Inc. in market transactions.

Ms. Tippetts has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. Ms. Tippetts does not plan to take an active part in the Issuer's corporate affairs.

Allen Wolfson
-------------
Allen Wolfson has no current plans to purchase additional shares of Axia Group, Inc. Mr. Wolfson may continue to dispose of his shares of Axia Group, Inc. in market transactions.

Mr. Wolfson has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. Mr. Wolfson does not plan to take an active part in the Issuer's corporate affairs.



Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers which the reporting person(s) identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

World Alliance expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of the AZW Irrevocable Trust, the David Michael LLC, and David Wolfson (all three of whom have filed a separate Schedule 13D/A-1 regarding their shares).

The Oil LLC expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of the AZW Irrevocable Trust, the David Michael LLC, and David Wolfson (all three of whom have filed a separate Schedule 13D/A-1 regarding their shares).

The Senkovski LLC expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of the AZW Irrevocable Trust, the David Michael LLC, and David Wolfson (all three of whom have filed a separate Schedule 13D/A-1 regarding their shares).

The Retirement Trust expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of the AZW Irrevocable Trust, the David Michael LLC, and David Wolfson (all three of whom have filed a separate Schedule 13D/A-1 regarding their shares).

Tippetts expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of World Alliance, The Oil LLC, the Senkovski LLC, or the Retirement Trust. Tippetts expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of the AZW Irrevocable Trust, the David Michael LLC, and David Wolfson (all three of whom have filed a separate Schedule 13D/A-1 regarding their shares).

Allen Wolfson expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of the AZW Irrevocable Trust, the David Michael LLC, and David Wolfson (all three of whom have filed a separate Schedule 13D/A-1 regarding their shares).

(c) Since the most recent filing on Schedule 13D, the following transactions have been effected:


By World Alliance:
-----------------


   Date        Amt.Bought/Sol d  Price Per Share   Where/How Bought or Sold

 12/26/00       5,000 (sell)        $0.50   Market transaction via broker-dealer
  1/19/01       5,000 (sell)        $0.72   Market transaction via broker-dealer
  1/24/01       2,500 (sell)        $0.72   Market transaction via broker-dealer
  1/24/01       2,500 (sell)        $0.69   Market transaction via broker-dealer
  1/29/01      10,000 (sell)        $0.69   Market transaction via broker-dealer
  1/31/01       2,000 (sell)        $1.13   Market transaction via broker-dealer
  1/31/01         500 (sell)        $1.03   Market transaction via broker-dealer
  1/31/01       4,500 (sell)        $1.00   Market transaction via broker-dealer
  1/31/01       1,400 (sell)        $1.03   Market transaction via broker-dealer
  1/31/01       3,500 (sell)        $1.00   Market transaction via broker-dealer
  1/31/01         500 (sell)        $1.01   Market transaction via broker-dealer
  1/31/01      12,000 (sell)        $1.00   Market transaction via broker-dealer
  1/31/01      12,000 (sell)        $0.97   Market transaction via broker-dealer
  1/31/01       5,000 (sell)        $1.00   Market transaction via broker-dealer
   2/1/01       5,800 (sell)        $1.25   Market transaction via broker-dealer
   2/1/01       1,000 (sell)        $1.28   Market transaction via broker-dealer
   2/1/01       3,000 (sell)        $1.25   Market transaction via broker-dealer
   2/1/01      17,000 (sell)        $1.28   Market transaction via broker-dealer
   2/1/01       5,000 (sell)        $1.31   Market transaction via broker-dealer
   2/1/01       5,000 (sell)        $1.25   Market transaction via broker-dealer
   2/1/01       2,000 (sell)        $1.13   Market transaction via broker-dealer
   2/1/01       3,000 (sell)        $1.09   Market transaction via broker-dealer
   2/1/01       1,000 (sell)        $1.13   Market transaction via broker-dealer
   2/1/01       4,000 (sell)        $1.09   Market transaction via broker-dealer
   2/1/01       1,300 (sell)        $1.13   Market transaction via broker-dealer
   2/1/01       2,200 (sell)        $1.09   Market transaction via broker-dealer
   2/1/01       3,000 (sell)        $1.06   Market transaction via broker-dealer
   2/1/01       3,000 (sell)        $1.09   Market transaction via broker-dealer
   2/1/01         500 (sell)        $1.06   Market transaction via broker-dealer
   2/1/01       1,500 (sell)        $1.10   Market transaction via broker-dealer

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   2/1/01       1,000 (sell)        $1.09   Market transaction via broker-dealer
   2/1/01      16,000 (sell)        $1.06   Market transaction via broker-dealer
   2/1/01      11,100 (sell)        $1.03   Market transaction via broker-dealer
   2/1/01         500 (sell)        $1.01   Market transaction via broker-dealer
   2/1/01       4,050 (sell)        $1.00   Market transaction via broker-dealer
   2/1/01       8,500 (sell)        $1.16   Market transaction via broker-dealer


By The Retirement Trust


   Date        Amt.Bought/Sold   Price Per Share   Where/How Bought or Sold
   2/2/01       1,900 (sell)        $1.16   Market transaction via broker-dealer
   2/2/01       9,000 (sell)        $1.19   Market transaction via broker-dealer
   2/2/01       2,000 (sell)        $1.16   Market transaction via broker-dealer
   2/5/01       1,000 (sell)        $1.03   Market transaction via broker-dealer
   2/5/01       4,000 (sell)        $1.01   Market transaction via broker-dealer
   2/5/01       4,000 (sell)        $1.03   Market transaction via broker-dealer
   2/5/01       3,000 (sell)        $1.00   Market transaction via broker-dealer
   2/6/01       7,500 (sell)        $0.91   Market transaction via broker-dealer
   2/6/01       2,500 (sell)        $0.94   Market transaction via broker-dealer
   2/7/01       5,000 (sell)        $0.91   Market transaction via broker-dealer
   2/8/01       2,500 (sell)        $0.88   Market transaction via broker-dealer
   2/9/01       2,866 (sell)        $0.88   Market transaction via broker-dealer


By BonnieJean C. Tippetts:
-------------------------

Please refer to the foregoing sales by World Alliance, The Oil LLC, the Senkovski LLC, and the Retirement Trust, in which Ms. Tippetts is indirectly interested due to her position as President of World Alliance, Managing Director of The Oil LLC and the Senkovski LLC, and Trustee of the Retirement Trust. No transactions other than as listed for those 4 entities are attributable to her.

By Allen Wolfson:
----------------

Please refer to the foregoing sales by World Alliance, The Oil LLC, the Senkovski LLC, and the Retirement Trust, in which Mr. Wolfson is indirectly interested due to his position as 100% owner of World Alliance and

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The Oil LLC, and settlor of the Retirement Trust and the Senkovski Trust which wholly owns the Senkovski LLC. No transactions other than as listed for those 4 entities are attributable to him.

(d) As mentioned above, Allen Wolfson has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein. Allen Wolfson owns 100% of World Alliance and The Oil LLC, and he is the settlor of the Retirement Trust and the Senkovski Trust (created for the benefit of his minor child), which owns the Senkovski LLC.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Axia Group, Inc. does not currently have any formal or informal consulting arrangement with World Alliance. Although Axia Group, Inc. previously provided World Alliance with office space, that arrangement has been terminated, and World Alliance has relocated to new offices several miles away from Axia Group, Inc.. Axia Group, Inc. may agree to compensate World Alliance on a transaction by transaction basis in the future. During the year 2000, World Alliance was instrumental in several transactions involving the purchase, sale and financing of real estate held by Axia Group, Inc. and its subsidiaries.

As mentioned above, Allen Wolfson owns 100% of World Alliance and The Oil LLC and is the settlor of the Senkovski and Retirement Trusts. BonnieJean C. Tippetts is the President of World Alliance, the Managing Director of The Oil LLC and Senkovski LLC, and the Trustee of the Senkovski and Retirement Trusts.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                            World Alliance Consulting, Inc.
                            a Utah corporation

Date:  March 2, 2001        By: /s/ BonnieJean C. Tippetts
      --------------     -------------------------------------------------------
                           BonnieJean C. Tippetts, President





                            A-Z Oil, LLC
                            a Utah limited liability company

Date:  March 2, 2001        By: /s/ BonnieJean C. Tippetts
      --------------     -------------------------------------------------------
                           BonnieJean C. Tippetts, Managing Director




                            Alexander Senkovski LLC
                            a Utah limited liability company

Date:  March 2, 2001       By: /s/ BonnieJean C. Tippetts
      --------------     -------------------------------------------------------
                           BonnieJean C. Tippetts, Managing Director

                            Alexander W. Senkovski Trust
                            a Utah trust


Date:  March 2, 2001       By: /s/ BonnieJean C. Tippetts
      --------------     -------------------------------------------------------
                           BonnieJean C. Tippetts, Trustee





                            A-Z Professional Consultants, Inc. Retirement Trust a Utah trust

Date:  March 2, 2001       By: /s/ BonnieJean C. Tippetts
      --------------     -------------------------------------------------------
                           BonnieJean C. Tippetts, Trustee





                           BonnieJean C. Tippetts
                           A resident of Utah

Date:  March 2, 2001       By: /s/ BonnieJean C. Tippetts
      --------------     -------------------------------------------------------
                           BonnieJean C. Tippetts, in her individual capacity





                           Allen Z. Wolfson
                           A resident of Utah

Date:  March 2, 2001       By:  /s/ Allen Z. Wolfson
      --------------     -------------------------------------------------------
                           Allen Z. Wolfson, in his individual capacity



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).

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